Exhibit (a)(1)(J)

GRANITE CITY FOOD & BREWERY LTD.

AMENDMENT TO
OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

This document constitutes part of the prospectus relating to the Granite City Food & Brewery Ltd. Amended and Restated Equity Incentive Plan, covering securities that have been registered under the Securities Act of 1933, as amended.

Amendment to Offer to Exchange dated June 6, 2011

GRANITE CITY FOOD & BREWERY LTD.

Amendment to Offer to Exchange Certain Outstanding Options for New Options

This offer and the related withdrawal rights will expire at Midnight, Eastern Time,

on June 23, 2011, unless we extend the expiration date.

Reference is made to that certain Offer to Exchange Certain Outstanding Options for New Options dated May 25, 2011 (the “Offer to Exchange”) pursuant to which Granite City Food & Brewery Ltd. (“Granite City,” “we,” “our” or “us”) is giving eligible employees, including executive officers, the opportunity to exchange outstanding options with an exercise price in excess of $6.00 per share for the same number of new options granted under our Amended and Restated Equity Incentive Plan (the “Plan”) with an exercise price of $2.00 per share.  Eligible employees will have the opportunity to exchange these options for new options regardless of whether the options are vested or unvested.  Granite City hereby amends the Offer to Exchange as follows:

1.             The sentences in the Offer to Exchange, which appear in Sections 1, 4 and 5, that read “Our determination of these matters will be final and binding on all parties,” are hereby amended and restated as follows:

“Subject to any order or decision by a court of competent jurisdiction, our determination of these matters will be final and binding on all parties.  Any determination we make concerning the events described in this section may be challenged by an eligible employee only in a court of competent jurisdiction.  A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding on all persons.”

2.             The last paragraph of Section 7 of the Offer to Exchange is hereby amended and restated as follows:

“The conditions to this offer are for our benefit.  We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date.  We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer.  If a condition is triggered, we will notify option holders and shareholders promptly whether we have waived an offer condition.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Subject to any order or decision by a court of competent jurisdiction, any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.”

3.             The first sentence of the second paragraph of Section 15 of the Offer to Exchange is hereby amended and restated as follows:

“We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by disseminating notice of the termination or postponement to you by making public announcement, giving written notice or in such other means as permitted by Rule 13e-4(e) under the Exchange Act.”

4.             We have added the following new sentence to both the end of the fifth paragraph on page 10 in “Risks of Participating in the Offer” and to the end of the second paragraph on page 34 in Section 14 of the Offer to Exchange:

“We will notify you if there is an extension to the offer and advise you of the specific tax consequences applicable to even those options not exchanged that would be triggered by any extension of the offer.”

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5.             Schedule B to this Amendment to the Offer to Exchange sets forth certain summary financial information and is hereby incorporated into and made a part of the Offer to Exchange.

Granite City Food & Brewery Ltd.

Amendment to Offer to Exchange dated June 6, 2011

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SCHEDULE B

SUMMARY FINANCIAL INFORMATION

Below is a summary of Granite City’s condensed consolidated financial statements.  The following summary of Granite City’s condensed consolidated financial statements should be read in conjunction with our condensed consolidated financial statements as of March 29, 2011 and for the quarters ended March 29, 2011 and March 30, 2010 in our Quarterly Report on Form 10-Q for the quarter ended March 29, 2011, as well as our consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in our Annual Report on Form 10-K for the year ended December 28, 2010, both of which are incorporated herein by reference.  The selected condensed consolidated statement of operations for the quarters ended March 29, 2011 and March 30, 2010, as well as the condensed consolidated balance sheets as of March 29, 2011 and December 28, 2010 were derived from Granite City’s unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 29, 2011.  Granite City’s interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Summary of the Condensed Consolidated Statements of Operations

	Thirteen Weeks Ended		Fifty-two Weeks Ended
	March 29,	March 30,	December 28,	December 29,
	2011	2010	2010	2009

Restaurant revenue	$23,093,632	$22,239,363	$89,330,387	$85,849,048
Cost of sales	19,078,054	19,176,052	77,071,704	73,486,193
Pre-opening	—	—	—	211,252
General and administrative	1,813,606	1,556,003	6,577,529	7,575,730
Depreciation and amortization	1,525,001	1,476,976	5,956,257	6,805,073
Exit or disposal activities	(191,477)	131,601	729,839	1,798,401
Loss (gain) on disposal of assets	(82,947)	(48,523)	(29,636)	202,027
Operating loss	951,395	(52,746)	(975,306)	(4,229,628)
Net interest expense	(1,038,816)	(839,086)	(3,549,456)	(5,395,328)
Net loss	$(87,421)	$(891,832)	$(4,524,762)	$(9,624,956)

Loss per common share, basic	$(0.01)	$(0.12)	$(0.61)	$(2.53)
Weighted average shares outstanding, basic	7,383,744	7,366,217	7,367,079	3,802,206

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Summary of the Condensed Consolidated Balance Sheet

	March 29,	December 28,
	2011	2010
Cash	1,431,259.00	3,104,320.00
Current assets, including cash	2,898,454.00	4,817,027.00
Total assets	55,213,069.00	56,463,061.00
Current liabilities	13,194,076.00	14,014,137.00
Total liabilities	51,421,312.00	53,005,994.00
Shareholders’ equity	3,791,757.00	3,457,067.00

Book Value Per Share.  Our book value per share as of our most recent balance sheet dated March 29, 2011 was $0.51.

For more information, please refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2010, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2011 and our other SEC filings. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you.

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